                                                               November 30, 2004

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549


 Re:  Parentech, Inc.


 Preliminary Information Statement Pursuant to Section
 14(c) of the Securities of the Securities
 Exchange Act of 1934



 File No. 001-15591



Ladies and Gentlemen:

Parentech, Inc., a Delaware corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Preliminary Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934 (the" Preliminary Information Statement"), filed with the Securities and Exchange Commission on April 1, 2004 and subsequently amended on May 14, 2004, June 22, 2004, and October 13, 2004.

Pursuant to the Preliminary Information Statement, the Company was looking to amend its Certificate of Incorporation reducing its issued and outstanding shares of common stock through undertaking a one for two hundred reverse stock split as a condition to completing a merger with Source Atlantic, Inc., a Delaware corporation. On November 18, 2004, it was determined that the conditions to completing the merger with Source Atlantic, Inc. could not be satisfied and the Agreement and Plan of Merger and Reorganization with Source Atlantic, Inc. was terminated. Accordingly the Board of Directors and majority shareholders determined not to proceed with the reverse stock split.

If you have any questions regarding the foregoing application for withdrawal, please contact Joseph I. Emas, 1224 Washington Avenue, Miami Beach, Florida 33139 (305) 531-1174.



Sincerely,

/s/ Scott Landow
Scott Landow

Chief Executive Officer